Union Capital @ Work



COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING DEVELOPMENT

$ 6.6B	$ 8.4B	115,223	171.1M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED

Investors

Learn about the HIT's investment record as a fixed-income fund and its success in investing union capital for the financing of housing.

Housing Finance

Discover why the HIT is an outstanding resource for structuring the complex financial transactions often needed for housing development.

Impact Investing

Find out about the impact of the HIT's socially responsible investments and its strategy of "community investing."

Our Investments

A 35-Year History of Impact Investing

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...eate 51 new ...locking Lake

Bassett Creek Apartments

The project will create 129 market rate units of housing with 0,670 square feet of retail space on the main level. Betances Senior Apartments

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Betances Senior Apartments

The project is being developed by Breaking Ground, New York's largest developer of supportive housing.

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Longwood II Apartments

The six story project will create 115 new units of housing with 10% of those units affordable to families earning 70% or less of the Area Median Income under the City's

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Project ... state)

The 11-story ... create 108 new ... a parking garage ... lines and the ...

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Special Reports

Impact, Insights, Information



2019 Semi Annual Report



About the HIT



Project Impacts

Special Reports Archive

Related Organizations

HIT Advisers | AFL-CIO HIT-DVF | BUILDING AMERICA Community Development Entity Inc | ARC

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